UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. ________)*

CHINA RX HOLDINGS, INC
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

(CUSIP Number)

Jun Bao
President and CEO
5980 Horton Street, suite 405, Emeryville, California, 94608
Phone: 510-597-9130
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No..............................

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Lin's Investment Management Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO: Securities acquired in a stock-for-stock exchange.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,801,016 shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power. 6,801,016 shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,801,016 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 53.32%

14.	Type of Reporting Person (See Instructions) CO A corporation organized under the laws of the British Virgin Islands...................................................................

CUSIP No..............................
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Jun Bao

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO: Securities acquired in a stock-for-stock exchange.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
The People's Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 956,633 shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 956,633 shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 956,633 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.5%

14.	Type of Reporting Person (See Instructions) IN

...............................................................................................................................................................

CUSIP No..............................
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Xinli Lin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO: Securities acquired in a stock-for-stock exchange.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
The United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 956,633 shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 956,633 shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 956,633 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.5%

14.	Type of Reporting Person (See Instructions) IN

...............................................................................................................................................................

CUSIP No..............................
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Tianzhi Yang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO: Securities acquired in a stock-for-stock exchange.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
The People's Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,801,016 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 53.32%

14.	Type of Reporting Person (See Instructions) IN

...............................................................................................................................................................

Item 1.	Security and Issuer
This statement relates to the common stock, par value $0.001 (the "Common Stock") of China RX Holdings, Inc, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 5980 Horton Street, suite 405, Emeryville, California, 94608

Item 2.	Identity and Background
	(a)	This statement is filed jointly by Lin's Investment Management Co., Ltd., a corporation organized under the laws of the British Virgin Islands., Bao Jun, Xinli Lin and Tianzhi Yang; collectively the "Reporting Persons" and each individually, a "Reporting Person" Lin's Investment Management Co., Ltd. is the trustee of a trust, which holds the stocks of the Company on behalf of Tianzhi Yang.
	(b)	The address of the principal office of Lin's Investment Co., Ltd. and Tianzhi Yang is Offshore Incorporation Limted, P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands. The business address of Jun Bao and Xinli Lin is 5980 Horton Street, suite 405, Emeryville, California, 94608.
	(c)	Jun Bao is the Director, President, Chief Executive Officer of the Company, Xinli Lin is the Chief Science Officer of the Company, and Tianzhi Yang is the beneficiary of a Trust.
	(d)	Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);
(e)

The Reporting Persons have not and no Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

	(f)	Xinli Lin is a citizen of the United States, Tianzhi Yang and Jun Bao are the citizens of the People's Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration
The shares of common stock were acquired in exchange for the Reporting Persons' stock in ProteomTech, Inc. ("PTI") and First Capital Asia Investment Limited ("First Capital") pursuant to the Share Exchange Agreement by and among PTI, Halter Financial Group, the Company and all of the stockholders of PTI as well as the Share Exchange Agreement by and among First Capital, Halter Financial Group, the Company and all of the stockholders of First Capital. All of the issued and outstanding common stock of PTI and First Capital, including the common stock of the Reporting Persons, was exchanged for 11,505,102 shares of the Company's common stock.

Item 4.	Purpose of Transaction
The purpose of the acquisition of the shares of common stock reported herein by the Reporting Person was for investment and to effect the exchange transaction among PTI, First Capital and the Company.
	(a)	No Reporting Person has any present plans or proposals that relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
	(b)	No Reporting Person has any present plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
	(c)	No Reporting Person has any present plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
	(d)	No Reporting Person has any present plans or proposals that relate to or would result in any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of director or to fill any existing vacancies on the board;
	(e)	No Reporting Person has any present plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the issuer.
	(f)	No Reporting Person has any present plans or proposals that relate to or would result in any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
	(g)	No Reporting Person has any present plans or proposals that relate to or would result in any changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any persons;
	(h)	No Reporting Person has any present plans or proposals that relate to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
	(i)	No Reporting Person has any present plans or proposals that relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
	(j)	No Reporting Person has any present plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a)

Lin's Investment Management Co., Ltd. is the beneficial and direct owner of an aggregate of 6,801,016 shares of common stock of the Company and has sole voting and investment power with respect thereto, where it holds such stocks in trust on behalf of Tianzhi Yang. Tianzhi Yang is the indirect beneficial owner of 6,801,016 shares of common stock, which are owned directly byLin's Investment Management Co., Ltd..

Xinli Lin is the beneficial owner of 956,633 shares of common stock of the Company. Jun Bao is the beneficial owner of 956,633 shares of common stock of the Company. Based on the reported number of outstanding shares of the Company's common stock (12,755,102), Xinli Lin has beneficial ownership of approximately 7.5% of the Company's outstanding common stock; Jun Bao has beneficial ownership of approximately 7.5% of the Company's outstanding common stock; Lin's Investment Management Co., Ltd. and Tianzhi Yang has either direct or indirect beneficial ownership of approximately 53.32% of the Company's outstanding common stock.

	(b)	Lin's Investment Management Co., Ltd. has sole power to vote or direct to vote and sole power to dispose or to direct the disposition of 6,801,016 shares of common stock. Xinli Lin has sole power to vote or direct to vote and sole power to dispose or to direct the disposition of 956,633 shares of common stock. Jun Bao has sole power to vote or direct to vote and sole power to dispose or to direct the disposition of 956,633 shares of common stock
	(c)	Not applicable.
	(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.
	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1		Share Exchange Agreement, dated as of June 30, 2005 by and among PTI, Halter Financial Group, the Company and all of the stockholders of PTI and the Share Exchange Agreement dated as of June 30, 2005 by and among First Capital, Halter Financial Group, the Company and all of the stockholders of First Capital. (incorporated by reference to Exhibit 10.6 and 10.7 to Company's Current Report on Form 10-SB (filing no. 000-51684) as filed with the Commission on December 16, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date : December 23, 2005
Lin's Investment Management Co., Ltd.

By: /s/ Xinli Lin
Xinli Lin, Sole Director and CEO
By: /s/ Jun Bao
Jun Bao

By: /s/ Xinli Lin
Xinli Lin

By: /s/ Tianzhi Yang
Tianzhi Yang